November 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Future FinTech Group Inc.
Registration Statement on Form S-3 Response date August 23, 2018 File No. 333-224686

Dear Ms. Nguyen:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated September 19, 2018 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

General

1.	We note your response to our prior comment states that U.S. persons may use your DCON exchange services to exchange DCON tokens (mBTC) for Bitcoin or “other digital currencies” and vice versa. Additionally, you state that “exchange services” will be available on the DCON and the Shared Shopping Mall platforms. Please describe all the other digital currencies which may be exchanged on your trading platforms and whether you are required to be registered as a national securities exchange, an alternative trading system or broker-dealer under the Securities Exchange Act of 1934.

Response: Currently, one Bitcoin can be changed to 1,000,000 mBTC, which is the official currency used on NRC and DCON. We have decided DCON exchange services will be limited between mBTC and Bitcoin and will not be expanded to other digital currencies. The mBTC is different and separate from DCON Token and only mBTC can be used as official currency on DCON platform. Any party that wants to provide such exchange services on DCON platform needs to pledge/deposit certain amount of DCON Token with the platform for the potential liabilities before it could provide such services. The users can exchange their Bitcoin to mBTC to purchase products or services on the platform and exchange mBTC back to Bitcoin at any time as well. The Bitcoin can only be exchanged with mBTC on the platforms of DCON and Shared Mall at a fixed exchange rate of 1:1,000,000, so we do not believe that DCON will be required to register as a national securities exchange, an alternative trading system or broker-dealer under the Securities Exchange Act of 1934.

2.	Please provide us with analysis explaining whether your DCON tokens and the other digital currencies issued or accepted on your platforms are securities as defined in Section 2(a)(1) of the Securities Act and, if so, how you will account for them in your financial statements. Please also tell us whether you intend on holding any digital assets and, if so, how you will account for them in your financial statements. Your analysis should specifically address the distinct characteristics of each kind of token or other digital currency and how those characteristics affect your conclusions.

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Response: Only mBTC can be accepted and used on our DCON platform as its official currency. We do not have access to the information that would, we believe, be necessary to analyze whether the other digital currencies that can be exchanged to mBTC on the DCON and/or Shared Shopping Mall platforms are securities as defined in Section 2(a)(1) of the Securities Act. We also are not well placed to conduct such an analysis because we are not, and were not, involved in the creation, distribution or maintenance of those digital currencies.

Given the changing state of the law and the novelty of the technology, it is difficult for us to say definitively whether our DCON tokens are securities as defined in Section 2(a)(1) of the Securities Act. However, in light of the Commission’s recent interpretations of the application of SEC v. W.J. Howey Co., 328 U.S. 293, 301 (1946) to various token models, we think our DCON tokens might be considered to be securities under such interpretations. DCON tokens will be issued to those willing to contribute to the support and development of our platforms, and we anticipate that the value of DCON tokens will increase based on the continued development of the DCON and NRC platforms by our teams and third parties and the demand for DCON token to be deposit with the DCON platform for exchange services of mBTC will increase while the total number of the DCON token remains the same. DCON tokens can be traded on third-party exchange platforms for other tokens and/or cryptocurrencies. This analysis may change, however, as the application of Howey is further developed. We note that we have not yet determined whether the Shared Shopping Mall will issue tokens, and if so, what the characteristics and distribution of those tokens will be. As such, we are not at this time able to provide an analysis of whether such tokens, if they are created and issued, will be securities as defined in Section 2(a)(1) of the Securities Act.

In June, 2018, Digipay Fintech Limited (“Digipay”), a limited liability company incorporated in a British Virgin Islands and a wholly-owned subsidiary of the Company enter into an agreement to purchase 20,000,000 of the INU tokens issued by InUnion Chain Ltd. (“InUnion”) which have not been issued to Digipay yet. Upon the issuance of such tokens, Digipay will be holding such digital assets. Currently, we don’t account any of these digital assets in our financial statements because these platforms have not reached the level as completely developed for application use, so the tokens don’t really have values to be reflected in the financials.

3.	Disclosure at page 15 of your recent Form 10-Q for the quarter ended June 30, 2018 states that Digipay Fintech Limited (“Digipay”), a wholly-owned subsidiary incorporated in the British Virgin Islands, entered into an agreement with Lake Chenliu, an individual resident of Costa Rica, and InUnion Chain Ltd. (“InUnion”), whereby Digipay will purchase common shares of InUnion in exchange for a purchase price of $15,000,000. In addition to the common shares of InUnion, Digipay shall purchase 20,000,000 of “INU tokens” issued by InUnion for an aggregate purchase price of $1,000,000. Please identify and describe all digital assets you (and your wholly-owned subsidiaries) currently hold and any that you anticipate acquiring in connection with your new business focus. In addition, please include a brief discussion of the Investment Company Act of 1940 and disclose whether you intend to register as an investment company thereunder and describe any related risk factors.

Response: We currently do not actually hold any digital assets yet because the 20,000,000 INU tokens have not been issued to us yet. We own 60% of the outstanding equity interests of Digipay, which in turn owns the DCON platform. We also own 100% of the outstanding equity interests of GlobalKey Supply Chain Limited, which in turn owns Shared Shopping Mall platform, which is still under construction and expect to be completed for test operation in December, 2018.

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Under Section 3(b) of the Investment Company Act of 1940, as amended (the “ICA”), the following is exempt from its provisions:

Notwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this subchapter:

(1) Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.

Even assuming that the INU tokens are securities, we primarily engage in various businesses other than that of investing, reinvesting, owning, holding, or trading in securities, such as: (i) online sales of fruit juice products and beverages, and consumer and health-related products; (ii) Globally Shared Shopping Mall that will use blockchain technology and artificial intelligence (“A.I.”) for the marketing, distribution, purchase and sale of products by vendors and consumers around the world; (iii) services of space rental, logistics and cold storage for fruit juice products, foods and other consumer and agricultural products; (iv) our bulk agricultural products spot trading business and financial technology businesses, including software development and information services for the financial leasing and project finance industries through intelligent investment advisory and blockchain technology; (v) a blockchain platform for payment settlement, capital transfer, assets deposit, loan financing, online insurance, assets transfer through DCON platform owned by DigiPay; and (vi) blockchain incubator/ accelerator Chain World Cyberspace of our wholly owned subsidiary Chain Future Digital FinTech (Beijing) Ltd. As such, we believe that we fall into the ICA exemption quoted above, and do not consider ourselves to be an investment company or have an intention to become one in the future.

4.	Your response letter states that any sales of DCON tokens in the future will be conducted in accordance with one or more exemptions from registration under the Securities Act of 1933. Please describe the exemptions from registration under the Securities Act that you intend to rely upon and provide us with a detailed legal analysis supporting your conclusion that the exemption is available to you.

Response: It is difficult to definitely say with specificity how we will conduct a hypothetical sale of DCON tokens in the future given that a number a factors will influence the scope, targeted audience and method of any such sale. However, for the purpose of this response, we believe that we will be most likely to offer and sell DCON tokens pursuant to exemptions from registration under Regulation S (“Regulation S”) and/or Regulation D (“Regulation D”) promulgated under the Securities Act of 1933, as amended.

Many of our current shareholders and subsidiaries are located outside of the United States. In the case of an offering of DCON tokens pursuant to Regulation S, we would expect to require representations from purchasers regarding their status as a non-U.S. person as such term is defined in Regulation S, and would also expect to require identification verification to confirm such status (i.e., a review of such purchasers’ passport identification pages). We may do so directly or engage a third-party service provider to conduct such a verification process. We would include covenants in the sale documents to restrict directed selling efforts into the United States for the appropriate periods, and the other investor representations, warranties and covenants that are typically included for an offering of securities pursuant to Regulation S.

In the event that we conduct a sale of DCON tokens pursuant to Regulation D, whether by itself or concurrently with an offering pursuant to Regulation S, we would most likely be conducting such an offering under Rule 506(b) or (c). Depending on the projected number of potential investors and whether the offering would include a general solicitation under Rule 506(c), we might engage a third-party service provider to collect supporting documentation and confirm the accredited investor status of such investors. Under either Rule 506(b) or (c), we would expect to include the investor representations, warranties and covenants that are typically included for an offering of securities pursuant to those rules and Regulation D. Those would include, but not be limited to, representations about the manner of the offering, the information available to the investor, such investor’s sophistication and/or accredited investor status, restrictions on the sale of the securities, and similar provisions. We would, of course, expect to make available to potential investors the information and documentation about DCON as may be required under Regulation D.

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Other

5.	We note your business description and news releases available on the News page of your website dated September 4, 2018 and August 29, 2018, titled respectively “Future Fintech Launches New Business Promotion and Operation Service of Chain World Cyberspace” and “Future Fintech Announces Major Updates of Chain World Cyberspace,” and that you have revised your website to indicate you have changed the focus of your core fruit juice business to take advantage of possible opportunities in financial technology and digital assets. However, we also note that your business and financial disclosures provided in your Form 10-K for the fiscal year ended December 31, 2017 and your Form 10-Q for the quarterly period ended June 30, 2018 do not appear consistent with your news releases. We note that for the quarter ended June 30, 2018, a significant amount of your revenues was generated solely from your fruit juice operations. Please address the apparent discrepancy between the information provided in your SEC filings and the information presented in your news releases by revising as necessary to provide a materially complete description of your current business and results of operations.

Response: On March 13, 2018, our shareholders approved the spinoff of our two wholly-owned subsidiaries, SkyPeople Foods Holdings Limited and Digital Online Marketing Limited, among which SkyPeople Foods Holdings and its subsidiaries own almost all of our fruit juice manufacturing and distribution businesses that generate the significant amount of our current revenues. We are preparing the Form 10s for these two spinoff companies in order to complete the spinoff process. Upon the completion of the spinoffs, we will have very little fruit juice-related business other than the online sale of fruit juice products produced by the subsidiaries of SkyPeople Foods Holdings Limited. We have turned our focus to potential financial technology and e-commerce businesses and currently only maintain the original fruit juice manufacturing and distribution businesses until the official completion of the spinoffs. These businesses have continued to constitute nearly all of our revenue during the indicated reporting periods, and so have been the focus of our Form 10-K for the year ended December 31, 2017 and our Form 10-Q for the quarterly period ended June 30, 2018. We do not believe that a discrepancy exists given that we are continuing to execute our plans as materially described in our press releases.

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If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer Future FinTech Group Inc.

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